

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 9, 2024

Chandra R. Patel
Chief Executive Officer
Global Partner Acquisition Corp II
200 Park Avenue, 32nd Floor
New York , New York 10166

> **Re: Global Partner Acquisition Corp II**
> **Registration Statement on Form S-4**
> **Filed January 12, 2024**
> **File No. 333-276510**

Dear Chandra R. Patel:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form S-4 Filed January 12, 2024

Cautionary Note Regarding Forward-Looking Statements, page xiii

1. We note the disclosure that the satisfaction of the minimum trust account amount following redemptions by GPAC II's public shareholders is one of the conditions to the consummation of the proposed business combination. At an appropriate section, please revise to describe the minimum trust account condition.

2. You state that "While we believe such information provides a reasonable basis for these statements, such information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information." Please clarify that you are responsible for the accuracy and completeness of the information in the prospectus.

Market and Industry Information, page xiii

3. We note your disclosure that "[a]lthough we believe these third-party sources are reliable

as of their respective dates, neither we nor the underwriters have independently verified the accuracy or completeness of this information." Please clarify your reference to "underwriters" in connection with this initial business combination and explain the reference to "remote sensing market."

Summary of the Proxy Statement/Prospectus
Star Power, page 2

4.   Please revise your discussion of the target, Stardust Power, to disclose that it is a newly incorporated company, formed on March 16, 2023, and to provide additional and balanced disclosure on the current state of operations, including with reference to the status of its plans to construct its initial lithium refinery and to the material partnerships on which its business strategy depends, as well as to disclose the company's limited operating history and history of operating losses.

5.   We note the disclosure that Stardust Power is a "development stage American manufacturer of battery-grade lithium products designed to supply the electric vehicle industry and help to secure America's leadership in the energy transition." Revise to clarify whether Stardust Power intends on operating as a lithium exploration company and/or a manufacturer of lithium products. We note your disclosure on page 231 where you state that "Stardust Power will source lithium brine feedstock from various suppliers and may make investments upstream to secure additional feedstock. The Company seeks to sell its products to EV manufacturers as the primary market, with potential applications in other areas such as battery manufacturers, the U.S. military, and original equipment manufacturers."

Organizational Structure, page 3

6.   Please revise to provide organizational charts detailing all relevant entities to include appropriate information to allow a reader to fully understand the legal and economic ownership of each entity before and after the merger owned by each entity.

Equity Ownership Upon Closing, page 4

7.   Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

8.   We note your disclosure in footnote 3 that the amount of shares held by Stardust Power does not include any shares of GPAC II Common Stock underlying the Combined Company Options. Please clarify whether the Combined Company Options are the Exchanged Company Options and please include the common shares underlying these options in the table. Additionally, we note your disclosure on the Cover Page that Stardust shareholders will also receive Exchanged Company Restricted Common Stock. Please ensure that the total potential beneficial ownership interest of Stardust in the

combined company, assuming exercise and conversion of all securities, is reflected here.

9. We note your disclosure in your beneficial ownership table on page 311 that following the business combination, Roshan Pujari, is expected to own 78.65% of the combined company common stock. Please disclose whether the combined company will be a "controlled company" as defined under the relevant Nasdaq listing rules and, if so, whether you intend to rely on the exemptions as a controlled company. If applicable, please include risk factor disclosure that discusses the effect, risks and uncertainties of being designated a controlled company, including but not limited to, the result that you may elect not to comply with certain corporate governance requirements.

Conditions to Completion of the Business Combination Agreement, page 6

10. Please identify each closing condition that is subject to waiver here and on pages 38 and 114-116. For example, disclose whether approval by Nasdaq of the initial listing application can be waived. Please also revise your risk factor on page 93, as applicable, to address material risks related to closing conditions that may be waived.

Related Agreements
Sponsor Letter Agreement, page 8

11. We note your disclosure in footnote 5 on page 6 that the Sponsor Earnout Shares will have voting rights and rights to receive dividends prior to any forfeiture. Please revise your disclosure here or elsewhere in the summary as appropriate to disclose that the Sponsor Earnout Shares will have voting rights to receive dividends prior to any forfeiture. Please also disclose whether any of the Stardust Power Earnout Shares will have similar rights to vote unvested earnout shares.

The GPAC II Board's Reasons for the Approval of the Business Combination, page 16

12. With a view toward revised disclosure, explain how the results of technological and legal due diligence "validated the merits of Stardust Power's business and the financial due diligence validated GPAC II's valuation of Stardust Power." We note that Stardust Power is a development stage company and has not commenced operations of its initial refinery.

Interests of Certain Persons in the Business Combination, page 19

13. We note your disclosure here with respect to the amount and nature of what the sponsor and its affiliates have at risk that depends on completion of the business combination. Please revise to provide similar disclosure for the company's officers and directors, if material. In this regard, please quantify the aggregate dollar amount and describe the nature of what the company's officers and directors have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the company's officers and directors are awaiting reimbursement, to the extent these items are not already addressed herein.

Sources and Uses of Funds for the Business Combination, page 24

14. Your disclosures refer to the pro forma financial information for additional information. Please better clarify how these disclosures related to sources and uses of funds correspond to the amounts presented in the pro forma financial information.

Questions and Answers About the Proposals
Q: Did the GPAC II Board obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Business, page 32

15. We note your disclosure here, in a risk factor on page 81 and on page 132 that the GPAC II Board "believes it was reasonable to rely upon the Fairness Opinion at the time of its delivery, among a number of other factors, in concluding that the Business Combination was in the best interest of GPAC II Shareholders." We also note the disclosure on pages 135-138 related to the various analyses conducted by the financial advisor in making its fairness determination. Please clarify why the Board believed it was reasonable to rely on the financial advisor's finding that the business combination, including consideration to be paid to GPAC II, was fair to the public shareholders from a financial point of view when it appears that the Total Enterprise Value of $450 million implied by the Business Combination Agreement was within only one of the five implied total enterprise value ranges derived by the financial advisor, namely that derived by using total enterprise value as a multiple of LCE capacity under the selected publicly traded companies analysis.

We identified material weaknesses in our internal control over financial reporting, page 76

16. We note your disclosure here and on page 282 regarding the material weaknesses you have identified in your internal controls over financial reporting. Please revise to clearly describe your current plans to remediate the material weaknesses including the steps taken to date. Please disclose how long you estimate it will take to complete your remediation plans and any associated material costs that you have incurred or expect to incur.

Even if GPAC II consummates the Business Combination, there is no guarantee that the Combined Company Public Warrants will ever be, page 93

17. Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

GPAC II does not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it possible for GPAC II , page 96

18. We note your risk factor disclosure here that "[t]he Business Combination imposes the

Available Closing Acquiror Cash Condition" and that "in no event will [you] redeem the Public Shares in an amount that would cause [y]our net tangible assets to be less than $5,000,001 (so that [you] do not then become subject to the SEC's "penny stock" rules)." Please revise your defined terms beginning on page iii to include the Available Closing Acquiror Cash Condition. Please also revise your disclosure where you discuss closing conditions to the business combinations, including on pages 6, 38 and 114, to include both the Available Closing Acquiror Cash Condition and the minimum net tangible assets condition.

Proposal No. 1 - The Business Combination Proposal
Background of the Business Combination, page 128

19. Please revise your disclosure to provide additional detail, including timing, regarding the search process, including whether and how you sought indications of interest, how you identified potential targets, how you selected which potential target companies to review, describe the progress of your discussions with the 25 entities with which you entered into non-disclosure agreements and further explain how the field of 25 narrowed to the five potential targets with which you entered into non-binding term sheets. Please also revise to briefly describe the non-disclosure agreements and non-binding term sheets entered into with potential target companies.

20. With respect to your negotiations with the five other target businesses, please expand your disclosure to discuss in greater detail the due diligence that was conducted, including whether potential targets submitted information about their products, financial statements, etc. and explain the reason why you did not pursue business combinations with each of the five potential targets. Your disclosure in this section should provide shareholders with an understanding of why other target companies were not ultimately chosen as business combination partners.

Negotiations with Stardust Power , page 130

21. Please revise this section outlining your negotiations with Stardust Power to provide additional detail describing the negotiations concerning key aspects of the business combination, including, without limitation, those related to NRF initial comments on the business combination agreement provided on November 5, 2023 and revisions provided by K&E on November 13 and 14, 2023. Please also disclose the negotiation of any contingent payments to be received by target shareholders, including the Stardust Earnout Shares. Each proposal (preliminary or otherwise) and counterproposal concerning a material transaction term made should be described and the proposing party identified. Disclosure here should provide an indication of how terms evolved during the course of the discussions/negotiations.

22. We note your disclosure here that you engaged a number of professional advisors in connection with the proposed transaction. Please disclose when you retained Kirkland & Ellis and when you engaged each of the professional advisors including Kroll, Martyn

Buttenshaw and Enclave.

23.   We also note your disclosure on page 130-131 that your professional advisors including, Kroll and Mr. Buttenshaw attended meetings with representatives of GPAC II during which they discussed due diligence findings relating to the target, including its business plan. Please briefly describe the findings prepared by your advisors and provide us with your analysis of whether such findings constitute a "report, opinion or appraisal materially relating to the transaction," as described by Item 4(b) of Form S-4. If Item 4(b) applies to such findings, please provide the information required by the item.

24.   We note your disclosure on page 129 that the term sheet contemplated that Stardust Power would use its commercially reasonable efforts to arrange for a PIPE or other financing and that GPAC II would reasonably cooperate with Stardust Power in the process. We also note that a PIPE is contemplated in the ownership tables provided throughout the registration statement, including on pages 5, 33 and 123. Please revise your disclosure in this section to include any discussions that took place about the need to obtain additional financing for the combined company, such as a PIPE transaction, and the negotiation/marketing processes that have taken place, to the extent this has occurred.

25.   Please disclose any discussions about continuing employment or involvement for any persons affiliated with GPAC II before the merger, any formal or informal commitment to retain the financial advisors after the merger, and any pre-existing relationships between the sponsor and additional investors.

Fairness Opinion of Enclave
Introduction, page 132

26.   We note your statements on pages 132 and 135 that Enclave rendered its fairness opinion that the business combination "was fair to the Public Shareholders from a financial point of view," that "Enclave noted the contemplated consideration (i.e., value to be relinquished) was within the estimated range," and that "Enclave did not place any specific reliance or weight on any individual analysis, but instead concluded that its analyses, taken as a whole, supported its opinion." We also note the disclosure on pages 135-138 related to the various analyses conducted by Enclave in making its fairness determination. Please clarify on what basis, including how it took into account all analyses without placing specific reliance or weigh on any individual analysis, Enclave determined that the business combination, including consideration to be paid to GPAC II, was fair to the public shareholders from a financial point of view when it appears that the Total Enterprise Value of $450 million implied by the Business Combination Agreement was within only one of the five implied total enterprise value ranges derived by Enclave, namely that derived by using total enterprise value as a multiple of LCE capacity under the selected publicly traded companies analysis.

27.   We note your disclosure on page 134 that "Enclave's opinion was furnished for GPAC II's use and benefit in connection with GPAC II's consideration of the Business

Combination and was not intended to, and does not, confer any rights or remedies upon any other person, and is not intended to be used, and may not be used, by any other person or for any other purpose, without Enclave's prior written consent." Please also refer to similar language contained in the fairness opinion. This disclosure suggests that shareholders may not consider or rely on the information in the opinion. Because it is inconsistent with the disclosures relating to the opinion, the limitation should be deleted. Alternatively, disclose the basis for Enclave's belief that shareholders cannot rely on the opinion to support any claims against Enclave arising under applicable state law (e.g., the inclusion of an express disclaimer in Enclave's engagement letter with the company). Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to Enclave would have no effect on the rights and responsibilities of either Enclave or the board of directors under the federal securities laws. Finally, please also revise to expressly state that the advisor consents to the use of the opinion in this registration statement.

Discounted Cash Flow Analysis, page 135

28. We note your disclosure here that Enclave performed its DCF analysis using "information and data provided by Stardust Power's management and publicly available information regarding the lithium industry to calculate the estimated present value of the future unlevered after-tax free cash flows projected to be generated by Stardust Power from January 1, 2023 to fiscal year end 2044." Please revise to disclose any financial projections Stardust Power's management provided to Enclave for the purpose of performing the DCF analysis and discuss all material assumptions used to develop the projections and any limitations. Please also address how the Board considered these projections and whether they were otherwise presented to the Board separately from the fairness opinion. If so, please address how the Board determined the reasonableness of the projections, especially in the context of a 21-year projection period; the extent to which alternative scenarios were provided or considered and the extent to which the probability of achieving such projections was assessed. Also discuss the possible impact if the projections are not correct and clarify when the projections were provided.

Summary of Financial Analyses, page 135

29. With respect to each of the selected publicly traded companies analysis and the selected precedent transactions analysis, please revise your disclosure to address the following:

  • We note your disclosure with respect to the selected publicly traded companies analysis that "[e]ach of these companies were selected because they either operate exclusively in the lithium industry or have significant segments that do." As the selected publicly traded companies and the selected precedent transactions range in company size, potential lithium business operational focus and transactional value, please revise to disclose all the criteria the advisor used to select comparable companies and transactions;

- Given that Stardust Power is an early stage company, please disclose whether the financial advisor considered the operational history of companies when selecting comparable companies and transactions; and
- Please disclose whether, and if so, why the financial advisor excluded any companies or transactions meeting the selection criteria from the analyses.

Material U.S. Federal Income Tax Consequences of the Domestication and Redemption to Public Shareholders, page 184

30.   We note your disclosure on page 184 that the Domestication "will qualify as a reorganization" and that "[t]his conclusion is not free from doubt." It therefore appears that there is uncertainty regarding the tax treatment. If there is uncertainty regarding the tax treatment of the transactions, counsel may (1) issue a "should" or "more likely than not" opinion to make clear that the opinion is subject to a degree of uncertainty and (2) explain why it cannot give a firm opinion. For guidance, refer to Section III.B.2 of Staff Legal Bulletin 19. Additionally, we note your disclosure here that the opinion of Kirkland & Ellis LLP is to be included as Exhibit 8.1, however, we also note that it is not currently listed in the exhibit index. Please ensure that the opinion is filed as an exhibit to the registration statement.

Unaudited Pro Forma Condensed Combined Financial Information, page 198

31.   Please disclose the terms of the Domestication and whether its effects have been reflected in the pro forma financial information.

32.   Please tell us what consideration you gave to reflecting the following transactions in the pro forma financial information:
- In October, November, and December 14, 2023, an additional aggregate of $600,383 was drawn under the January 13, 2023 Note and deposited it into the Trust Account to cover the extension through January 14, 2024;
- Stardust Power entered into an agreement to exercise an option to purchase land for an additional amount of $1,562,030 in January 2024; and
- In November 2023, Stardust Power entered into a new $3,000,000 SAFE note.

33.   Your disclosures on page 113 indicate that each outstanding Stardust Power Option, whether vested or unvested, shall automatically convert into an option to purchase a number of shares of GPAC II Common Stock. Please clarify in your disclosures how these options are reflected in your pro forma financial information.

Description of the Business Combination
Anticipated Accounting for Earnout Shares
Sponsor Earnout Shares, page 200

34.   The Sponsor Earnout Shares do not meet the criteria in ASC 815-40 to be considered indexed to the combined company common stock and therefore will be classified as a liability. Please disclose the significant factors that led to this determination. Please also disclose what accounting impact there will be of the 3.5 million of Sponsor Shares that will be forfeited for no consideration.

SAFEs, page 201

35.   Please clarify in your disclosures how it was determined the number of shares of common stock of Stardust Power into which the SAFEs will convert into immediately prior to closing.

Stardust Power Earnout Shares, page 201

36.   The Stardust Power Earnout Shares have been determined to be indexed to the entity's own stock as described in ASC 815-40 and therefore will be classified as equity. Please disclose the significant factors that led to this determination.

Unaudited Pro forma Condensed Combined Balance Sheet, page 203

37.   For adjustment (H), you are reflecting a payable to the bank of $7 million in the maximum redemption scenario as you will not have a sufficient amount of cash. Please disclose your basis for assuming that you will be able to borrow funds from a bank, including what specific financing arrangement you intend to use.

38.   For adjustment D, there appear to be multiple components including to the conversion of SAFE notes. Please separately discuss and present each of these components so it is clear what the impact is of each of these components.

39.   For adjustment (E), please disclose what your basis is for assuming a waiver of the $10.5 million of deferred underwriting commissions including if you have entered into an agreement regarding the waiver. Refer to Rule 11-01(a)(8) of Regulation S-X.

Note 4. Loss Per Share, page 206

40.   We note the difference in the weighted average shares used for purposes of the pro forma net loss per share calculation differs from the total shares expected to be issued and outstanding after the Business Combination as disclosed on page 202. This appears to be due to note 1 which states that Stardust Power rollover equity has been adjusted for 2,779,291 unvested shares for all redemption scenarios. Please disclose your basis for this adjustment for purposes of determining your pro forma net loss per share amount.

Information about GPAC II
Directors and Executive Officers, page 215

41.   We note your disclosure on page 216 that you CEO and Chairman has a track record with SPACs. Please revise your disclosure to discuss any track record that your sponsor, directors, or management have with SPACs. Please provide balanced disclosure about this record, including Mr. Patel's record with Endurance Acquisition Corp., and the outcomes of the prior transactions, including disclosing the names of SPACs, the status of each, and the dates of any successful business combinations.

Business of Stardust Power
Company Overview and History, page 231

42.   We note your disclosure here that Stardust Power's mission is to be committed to producing battery-grade lithium products "in a sustainable manner" and that it "strives to build sustainability into each step of its process." Please revise to define the terms "sustainable" and "sustainability" as used here and throughout the prospectus at first use.

43.   We note your disclosure that once completed, Stardust Power expects that its Facility to be one of the largest lithium refineries in the U.S. Revise to provide a basis for this statement given Stardust Power's development stage.

44.   We note your disclosure that "Stardust Power will source lithium brine feedstock from various suppliers" and that the company "seeks to sell its products to EV manufacturers as the primary market." Please revise your disclosure here to also discuss, as you do in risk factors on pages 61 and 53, that there is uncertainty related to whether and how much economically recoverable lithium exists on properties of Stardust Power's partners and that these partnerships may not yield desired economic results. Please also revise your discussion of Stardust Power's target market to explain that it is not currently marketing or selling its products and currently has no customers.

45.   We note your disclosure here discussing the "illustrative incentive analysis for up to $257 million in performance-based incentives from the State of Oklahoma (covering Phase 1 and 2)" related to setting up Stardust Power's refinery facility. Please revise your disclosure here or elsewhere in this section of your registration statement to provide further detail regarding the illustrative incentive analysis, including what the specific performance-based incentives are, any milestones that the company must achieve in order to receive each incentive, the value of each performance-based incentive, and to discuss the anticipated timeline for achieving the milestones and receiving the related incentives. Please make corresponding revisions in the section of your disclosure starting on page 261 where you discuss the company's planned refinery.

Lithium Industry, page 232

46.   We note your disclosure throughout this section discussing the various lithium industry trends, including discussion of market opportunity including your statement on page 235 that "there's an important piece missing between mine and manufacturing: turning lithium ore into the purer lithium carbonate or lithium hydroxide needed for batterie." Given that you intend to operate a refinery in the U.S. to address this market opportunity, please revise your discussion of the industry and market opportunity to address more specifically your business focus, the potential demand for these facilities, challenges presented to entering this market and the current refinery competitive landscape.

47.   Please revise all graphs and figures throughout this section so that all fonts are clearly legible.

Overall Market Opportunity , page 235

48.   We note your disclosure here that "the global lithium market was valued at $4.65 billion in 2021 and is expected to grow at a compound annual growth rate of 13.5% between 2023 to 2028." Given that Stardust Power's aim is to be "one of the largest suppliers of battery-grade lithium ion in the U.S.," please revise your disclosure to state how much of the global lithium market you believe is considered to be Stardust Power's total addressable market. In your revised disclosure, please also further describe the addressable market and substantiate the reasons for your belief.

Stardust Power's Strategy, page 256

49.   We note your disclosure here that "Stardust Power's strategy is to limit technology risk by deploying established, proven technologies from best-in-class partners." We also note, however, your disclosure in a risk factor on page 67 where you state that Stardust Power's success as a producer of lithium depends in part on the implementation of direct lithium extraction technologies and that "the technology for DLE remains in development" with "only a handful of projects already in commercial construction." Please revise your disclosure here to clarify how you intend to "limit technology risk by deploying established, proven technologies from best-in-class partners" given that Stardust Power's business depends on developmental-stage technology.

50.   We note your disclosure here that Stardust Power "has engaged Hatch Ltd. to provide technical reporting and feasibility leveraging their lithium industry expertise, as well as Enercon Services Inc. to conduct various environmental studies that are a prerequisite to set up the Facility." We further note that a Critical Issues Analysis, a Phase I Environmental Site Assessment and Project Readiness Assessment have been conducted. Please revise your disclosure to discuss the material findings of this analysis and assessment. We also note that a geotechnical analysis was commissioned and is expected to be completed in Q1 2024. Please revise your disclosure to discuss the objectives of this report and its significance to your plans to construct a refinery.

The Site, page 257

51.   We note your disclosure here that the property is currently under an Exclusive Option to Purchase Agreement and that on January 10, 2024, Stardust Power entered into an agreement to exercise the option and purchase the land for an additional amount of $1,562,030. Please revise your disclosure to include all material terms of these agreements, including any termination provisions. Please also revise your disclosure to clarify whether Stardust Power has already exercised its option and purchased the land or when it will do so pursuant to the agreement. Finally, please file these agreements as exhibits to your registration statement. Alternatively, advise us why such agreements are not material and required to be filed. See Item 601(b)(10) of Regulation S-K.

Exploration and Extraction, page 259

52.   With respect to each of your material agreements with QX Resources, Zelandez Ltd, Geolith, Hatch Ltd. and Enercon, please revise your disclosure to discuss all material terms of these agreements, including:

- the nature and scope of any intellectual property transferred;
- each parties' rights and obligations;
- quantification of all up-front or execution payments received or paid to date;
- aggregate amounts paid or received to date under the agreement;
- aggregate amounts of all potential development, regulatory and commercial milestone payments;
- quantification of the royalty rate, or a range no greater than 10 percentage points per tier;
- disclosure of the duration of the agreement and when royalty provisions expire; and
- disclosure of termination provisions.

Please also file these agreements as exhibits to your registration statement. Alternatively, advise us why such agreements are not material and required to be filed. See Item 601(b)(10) of Regulation S-K.

53.   In your description of each partnership or memorandum of understanding in this section, please revise to include more specific disclosures with respect to the timelines, status, estimated costs and potential need for additional financing to complete each described Phase.

EPCM Model, page 261

54.   We note your disclosure here that Hatch was expected to be starting the front-end loading (FEL-1) on December 11, 2023. Please revise your disclosure to provide the current status of this study and to summarize the material findings and determinations that have resulted from the study.

Competitive Strengths, page 268

55.   We note your disclosure here discussing that Stardust Powers "will rely on its competitive strengths," including a "refinery optimized for multiple inputs," "speed to market," and "limited technology risks." Given Stardust Power's current status as a development stage company without an operational facility, please revise to clarify the discussion of these strengths so as not to give the impression that these are current realized strengths.

Certain Relationships and Related Party Transactions
Services Agreement with VIKASA Capital Partners LLC (VCP), page 308

56.   We note your disclosure here relating to Stardust Power's Services Agreement, as amended, with VIKASA Capital Partners LLC (VCP) for certain corporate and advisory services. We also note that pursuant to this agreement, nearly $1.0 million has been paid to VCP for its services since March 2023. Please revise your disclosure here to include the term of the agreement and any termination provisions. Please also file the agreement and amendments thereto as exhibits to the registration statement or alternatively provide us your analysis for why these are not required to be filed. Refer to Item 601(b)(10) of Regulation S-K.

Global Partner Acquisition Corp II
Condensed Statements of Operations, page F-26

57.   Based on disclosures on page 225, you negotiated settlement and release agreements with various creditors in exchange for certain payments made and resulting in the reversal of accruals totaling approximately $2,961,000 which is included as a credit to operating expenses. Please help us better understand how you determined the appropriate accounting for and statements of operations presentation for this gain amount. Specifically, please tell us the nature of these costs and how they were reflected on your financial statements at the time of recording the costs. Please also address how you determined the gain should be reflected in income from operations rather than other income(expense).

Stardust Power Inc. and Subsidiary
Note 12. Subsequent Events, page F-60

58.   We note the purchase of 14,256,000 shares of QX Resources Limited, a company listed on the Australian Securities Exchange that focuses on exploration and development of battery minerals, for $200,000. Please expand your disclosures in the subsequent events note to address the percentage of shares purchased and correspondingly how you intend to account for this investment. Please also address what consideration was given to reflecting this transaction in the pro forma financial information.

<u>General</u>

59. We note your disclosure in a risk factor on page 97 that "UBS Securities LLC and RBC Capital Markets, LLC, the underwriters for the GPAC II initial public offering, have each agreed to waive the deferred underwriting commission." Please disclose how this waiver was obtained, why the waiver was agreed to, and clarify the SPAC's current relationship with UBS Securities LLC and RBC Capital Markets, LLC. Revise your relevant disclosure referring to the payment of deferred underwriting commissions.

60. Please describe what relationship existed between each of UBS Securities LLC and RBC Capital Markets, LLC and GPAC II after the close of the IPO, including any financial or merger-related advisory services conducted by either UBS Securities LLC or RBC Capital Markets, LLC. For example, clarify whether UBS Securities LLC or RBC Capital Markets, LLC had any role in the identification or evaluation of business combination targets.

61. Tell us whether UBS Securities LLC or RBC Capital Markets, LLC was involved in the preparation of any disclosure that is included in the Form S-4 registration statement, including any analysis underlying disclosure in the registration statement. If so, clarify their involvement, whether they have retracted any work product associated with the transaction, and the risk of such withdrawal and reliance on their expertise. Further, please clarify that UBS Securities LLC and RBC Capital Markets, LLC claim no role in the SPAC's business combination transaction and have affirmatively disclaimed any responsibility for any of the disclosure in this registration statement.

62. Please tell us whether you are aware of any disagreements with UBS Securities LLC or RBC Capital Markets, LLC regarding the disclosure in your registration statement. Further, please add risk factor disclosure that clarifies that UBS Securities LLC and RBC Capital Markets, LLC were to be compensated, in part, on a deferred basis for their underwriting services in connection with the SPAC IPO and such services have already been rendered, yet UBS Securities LLC and RBC Capital Markets, LLC are waiving such fees and disclaiming responsibility for the Form S-4 registration statement. Clarify the unusual nature of such a fee waiver and the impact of it on the evaluation of the business combination.

63. Disclose whether UBS Securities LLC or RBC Capital Markets, LLC provided you with any reasons for the fee waiver. If there was no dialogue and you did not seek out the reasons why UBS Securities LLC and RBC Capital Markets, LLC were waiving deferred fees, despite already completing their services, please indicate so in your registration statement. Further, revise the risk factor disclosure to explicitly clarify that UBS Securities LLC and RBC Capital Markets, LLC have performed all their obligations to obtain the fee and therefore are gratuitously waiving the right to be compensated.

64. We note your disclosure throughout the registration statement, including in footnote 6 on

page 6, that Stardust Power is contemplating conducting a private placement or equity raise prior to closing that will result in the issuance of 10 million shares of combined company common stock for $100 million at closing. Please revise your disclosure to discuss the purpose of this private placement or equity raise, including whether it is being conducted to meet any specific closing conditions with respect to the business combination and what are the intended use of proceeds. Please also clarify whether the SPAC's sponsors, directors, officers or their affiliates will participate in the private placement or equity raise. Please also ensure that your disclosure in your risk factors reflects all risks to shareholders related to this transaction, including the potential dilutionary impact to non-redeeming shareholders.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Nudrat Salik at 202-551-3692 or Michael Fay at 202-551-3812 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Ansart at 202-551-4511 or Lauren Nguyen at 202-551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services